                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)/1/

                               USA Networks, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   40429R 10 9
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                                 (CUSIP Number)

                                                   With a copy to:
                                                   --------------
          William D. Savoy                         Alvin G. Segel
            Vulcan, Inc.                         Irell & Manella LLP
          505 Union Station                   1800 Avenue of the Stars
  505 Fifth Avenue South, Suite 900                   Suite 900
      Seattle, Washington 98104             Los Angeles, California 90067
         Tel: (206) 342-2000                     Tel: (310) 277-1010
         Fax: (206) 342-3000                     Fax: (310) 203-7199
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                   May 7, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

____________________
         /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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----------------------                                      -------------------

CUSIP No. 40429R 10 9                   13D                 Page __ of __ Pages
----------------------                                      -------------------

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      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Paul G. Allen
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      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                        (b) [_]

               Not Applicable

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      3.       SEC USE ONLY

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      4.       SOURCE OF FUNDS*

               N/A

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      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                [_]

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      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

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                               7.      SOLE VOTING POWER
                                       166,199 shares
                            ----------------------------------------------------
     NUMBER OF
       SHARES                  8.      SHARED VOTING POWER
                                       - 0 -
    BENEFICIALLY
                            ----------------------------------------------------
      OWNED BY
        EACH                   9.      SOLE DISPOSITIVE POWER
                                       166,199 shares
     REPORTING
                            ----------------------------------------------------
    PERSON WITH:
                               10.     SHARED DISPOSITIVE POWER
                                       - 0 -

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      11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                166,199 shares

                Includes options to purchase an aggregate of 69,999 shares of Common Stock granted to Mr. Allen.

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      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*

                Not Applicable

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      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1% based on 340,633,475 shares of common stock outstanding on February 15, 2002 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

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      14.       TYPE OF REPORTING PERSON*
                IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                  SCHEDULE 13D

         This statement, which is being filed by Paul G. Allen, constitutes Amendment No. 4 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 30, 1997 on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 23, 1997, Amendment No. 2 filed with the SEC on February 13, 2002 and Amendment No. 3 filed with the SEC on May 3, 2002. The Schedule 13D relates to the common stock, par value $.01 per share, of USA Networks, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

                           (a) As of the date of this Amendment, Mr. Allen beneficially owns 166,199 shares of the Issuer's Common Stock, including options to purchase an aggregate of 69,999 shares of Common Stock. Mr. Allen's stockholdings represent less than 0.1% of the Issuer's Common Stock outstanding (based on 340,633,475 shares of Common Stock outstanding on February 15, 2002 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31,
         2001).

                           (b) Mr. Allen has sole voting and dispositive power with respect to all of the shares of the Issuer's Common Stock beneficially owned by him.

                           (c) Mr. Allen effected the following private sales of shares of Common Stock during the sixty days prior to and through the date of this Amendment:

                           On May 7, 2002 and May 8, 2002, Mr. Allen consummated the sale of 19,512,966 shares and 344,862 shares of Common Stock, respectively, for $28.50 per share pursuant to the Stock Purchase Agreement.

                           (d) Mr. Allen does not know of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by him.

                           (e) As a result of the sale of shares of Common Stock pursuant to the Stock Purchase Agreement, Mr. Allen ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on May 7, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         On May 7, 2002 and May 8, 2002, Mr. Allen consummated the sale of an aggregate of 19,857,828 Common Stock for $28.50 per share pursuant to the Stock Purchase Agreement. The sale of the remaining 96,200 shares of Common Stock to be sold pursuant to the Stock Purchase Agreement is expected to be consummated by May 13, 2002.

                                       -3-

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      May  10, 2002
                                    --------------------------------------------
                                                         (Date)


                                                           *
                                    --------------------------------------------


                                    *By:    /s/ William D. Savoy
                                    --------------------------------------------
                                         William D. Savoy as Attorney in Fact
                                         for Paul G. Allen pursuant to a Power
                                         of Attorney filed on August 30, 1999,
                                         with the Schedule 13G of Vulcan
                                         Ventures Incorporated and Paul G. Allen
                                         for Pathogenesis, Inc. and
                                         incorporated herein by reference.

                                       -4-